Corvas Brinkerhoff, age 33, is the Chief Technical Officer of the Company and held the same title in the Prior Company. Corvas has been working with Meow Wolf since 2009, acting as a project director of most projects since 2010. He is experienced in project management, fundraising, and exhibition installation. As Technical Director, Corvas oversees implementation of all technology-based elements of Meow Wolf as a company and its exhibitions.